SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549



	FORM 11-K




(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

	OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to


	Commission File Number 1-11377



CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
	(Full title of the plan)





	CINERGY CORP.
	(Name of issuer of the securities held pursuant to the plan)







	139 East Fourth Street
	Cincinnati, Ohio  45202
	(Address of principal executive offices)

	FINANCIAL STATEMENTS AND EXHIBITS



                                                     Page No.

Financial Statements

  Report of Independent Public Accountants

  Statements of Financial Condition as of
    December 31, 1996 and 1995

  Statements of Income and Other Changes in Plan Equity for the Years Ended December 31, 1996, 1995, and 1994

  Notes to Financial Statements

  Financial Statement Schedules:
    Schedules I, II, and III are not applicable


Signatures


Exhibits

  1)  Consent of Independent Public Accountants

	REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
the Cinergy Corp. Employee Stock
Purchase and Savings Plan:

We have audited the accompanying statements of financial condition of the CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN as of December 31, 1996 and 1995, and the statements of income and other changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the results of its operations and changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Cincinnati, Ohio,
March 25, 1997.


	CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	STATEMENTS OF FINANCIAL CONDITION



                                                    December 31

                                                1996            1995

Cash (Purchase Savings Accounts) (Note C)    $9 270 029      $5 128 737

Plan Equity                                  $9 270 029      $5 128 737

The accompanying notes are an integral part of these financial statements.

	CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	STATEMENTS OF INCOME AND OTHER CHANGES IN PLAN EQUITY



                                      1996          1995         1994
Interest income (Purchase
  Savings Accounts) (Note C)       $  390 381    $  158 164   $   24 426

Contributions from participants
  (Note C)                          4 618 713     4 835 158    1 327 538

Purchases of common stock,
  terminations, and
  withdrawals (Note E)               (867 802)     (232 653)  (2 674 994)

Income and other changes in Plan
  equity for the period             4 141 292     4 760 669   (1 323 030)

Plan equity at beginning of the
  period                            5 128 737       368 068    1 691 098

Plan equity at end of the period   $9 270 029    $5 128 737   $  368 068



The accompanying notes are an integral part of these financial statements.

CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A - Plan Description

On October 18, 1994, the board of directors of Cinergy Corp. (Cinergy or Company) adopted, and the holders of Cinergy's common stock (Common Stock) subsequently approved, the Cinergy Corp. Employee Stock Purchase and Savings Plan (the Plan) for the benefit of eligible employees (see the Plan prospectus for eligibility criteria) of Cinergy and its subsidiaries. Under the Plan, eligible employees may be granted stock options within the meaning of Section 423 of the Internal Revenue Code of 1986
(Code), as amended, to purchase Common Stock. In conjunction with the merger of PSI Resources, Inc., (PSI) with and into the Company on October 24, 1994, the PSI Resources, Inc. Employee Stock Purchase and Savings Plan (the PSI Plan) was merged into the Plan. The PSI Plan contained provisions substantially similar to the Plan. The administrative expenses of the Plan are paid by the Company. The assets of the Plan are commingled with the assets of Cinergy and its subsidiaries. Further details of the Plan are provided in the Plan prospectus which has been distributed to all Plan participants.

Note B - Accounting Principles

The accounts of the Plan are maintained on an accrual basis.
Activity and balances related to the PSI Plan are reflected in the financial statements as though the PSI Plan has always been part of the Plan.

Note C - Investment Program

Under the Plan, at the participant's discretion, after-tax funds withheld from a participant's compensation during a 26-month offering period are deposited in an interest-bearing account (Purchase Savings Account) in the participant's name, either in a bank (the Bank) selected by the Company or in such an account maintained by the Company, as determined by the Plan's administration committee. Interest will be paid by the Bank or the Company at a rate at least equal to the rate a bank would pay on a regular statement savings account or at a comparable rate if paid by the Company. The amounts deposited in the Purchase Savings Account, plus interest paid thereon, will equal the total dollar amount the eligible employee may apply toward the purchase of shares of Common Stock pursuant to the Plan. At the end of the offering period, each participant specifies the portion of the Purchase Savings Account to be applied to the purchase of Common Stock at a previously established purchase price. Funds not used to purchase Common Stock, including any interest earned over the 26-month offering period, are returned to the participant.

Under the Plan, the purchase price of each share of Common Stock is equal to the fair market value of a share of Common Stock on the first date of the offering period, less 5%. The fair market value of a share of Common Stock is the average of the high and low sales prices of a share of Common Stock as reported in the New York Stock Exchange Composite Transactions published in The Wall Street Journal for such date or, if no trading occurs on such date, the last date on which trading occurred.

The second offering under the PSI Plan allowed for the purchase of PSI's common stock at $18.05 per share on October 31, 1994. With respect to the second offering, an interim distribution was completed in February 1994 as a result of the PSI shareholder approval of the Cinergy merger in November 1993. The shareholder approval constituted a change in control under the Plan (see Note F below and the Plan prospectus for further details). Eligible employees purchased 71,188 shares of common stock at $18.05 per share on February 2, 1994, as a result of the interim distribution. The second offering period concluded October 31, 1994, after which the accumulated balance of $1,308,797 was used to purchase Common Stock or distributed in cash to participants.
 A total of 66,548 shares, valued at $1,174,168, were purchased by participants with the remaining $134,629 distributed in cash.
 The final option price to purchase Common Stock, adjusted for the merger conversion ratio of 1.023, was $17.644 per share.

The initial offering under the Plan is a continuation of the third offering period under the PSI Plan. The share price established for this offering, which began November 1, 1994, for PSI Energy, Inc. employees and February 1, 1995, for The Cincinnati Gas & Electric Company employees, was $21.7312. The initial offering is deemed to have commenced on the first day of the third offering period under the PSI Plan and ended on December 31, 1996. The accumulated balance at December 31, 1996 was $9,270,029. This balance was used by the participants to purchase, subsequent to December 31, 1996, a total of 414,284 shares of Common Stock with the remaining $267,141 distributed in cash.

The second offering under the Plan commenced on January 1, 1997, and will end on February 28, 1999. The purchase price for this offering period has been established at $31.825 per share.

The number of employees enrolled in the Plan at December 31, 1996, 1995, and 1994, were 2,399, 2,698, and 1,065, respectively.
 Employees of The Cincinnati Gas & Electric Company became eligible for participation in the Plan in February 1995.

Note D - Income Tax Status

The Plan is not regarded as an "employee benefit plan" under
Section 3(3) of the Employee Retirement Income Security Act of
1974, as amended (ERISA), and, therefore, is not subject to ERISA.

The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended (Code). Amounts withheld from a participant's compensation for deposit in the participant's Purchase Savings Account are from after-tax dollars. Interest on the Purchase Savings Account is taxable to the participant in the year earned.
 Dividends paid after the shares are purchased are taxable to the participant in the year received.

Gains or losses on sales of Common Stock purchased pursuant to the Plan must be reported to the Internal Revenue Service by the participant in the year of sale. Gains and losses may be characterized as ordinary or capital, as further described herein.

Capital losses are available for offset against any capital gains, and in addition, any excess capital losses, whether long- or short-term, are allowed to offset up to $3,000 of ordinary income. Excess capital losses can be carried over to offset income in future years, subject to the same limitations.

Section 423 of the Code imposes a holding period of two (2) years from the commencement of the offering period and one (1) year from the date of purchase. If the holding period is met, then the difference between the purchase price and the lesser of the fair market value of the Common Stock (i) on the first day of the offering period, or (ii) on the date of sale, is taxed as ordinary income in the year the Common Stock is sold. Any remaining gain is taxed as long-term capital gain. If the Common Stock is sold for less than the purchase price, the participant has a long-term capital loss.

If the holding period is not met, then the difference between the purchase price and the fair market value at the time of purchase is taxed as ordinary income. The difference between the amount received upon disposition and the purchase price plus the amount of ordinary income is a capital gain or loss.

Note E - Purchases of Common Stock, Terminations, and Withdrawals

A participant may at any time, before the end of an offering period, terminate participation in the Plan. Upon termination, all funds, including interest, in the participant's Purchase Savings Account are returned to the participant without penalty.
 There were no outstanding termination requests at the end of 1996, 1995, or 1994.

If a participant's employment with the Company or its subsidiaries is terminated, all funds, including interest, in the participant's Purchase Savings Account are returned to the participant. If termination is due to retirement, the participant may purchase all or fewer than all of the shares of Common Stock which may be purchased with the funds then on deposit in the participant's Purchase Savings Account within three months from the date of retirement but not later than the last day of the offering period. Funds not applied to purchase Common Stock are returned to the participant. Terminations have increased in 1996 as a result of voluntary early retirement and severance programs offered by the Company.

If termination is due to death, the participant's legal representative or beneficiary may purchase all or fewer than all of the shares of Common Stock which may be purchased with the funds then on deposit in the participant's Purchase Savings Account within 12 months of the participant's death but not later than the last day of the offering period. Funds not applied to purchase Common Stock will be paid to the participant's legal representative or beneficiary.

Note F - Change in Control, Amendment, and Termination

In the event of a "change in control" of Cinergy as defined in the Plan as amended, each participant has the right within three months from the "change in control" or the purchase date (as defined in the Plan prospectus), whichever is earlier, to elect to purchase all or fewer than all of the eligible shares.

Cinergy, at any time by action of its board of directors, may alter, amend, modify, revoke, or terminate the Plan in whole or in part, or alter or amend any and all terms of participation in an offering made under the Plan, except with respect to provisions related to a "change in control" of the Company for a three-year period following such "change in control".
















	SIGNATURES

	THE PLAN.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        CINERGY CORP. EMPLOYEE STOCK PURCHASE AND
SAVINGS PLAN
                                             (The Plan)

Date:  March 25, 1997



                                              Van P. Smith

                                        (Chairman, Compensation
                                               Committee)











































										Exhibit 1


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

          As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Cinergy Corp.'s previously filed Registration Statement File No.
33-56091.



ARTHUR ANDERSEN LLP


Cincinnati, Ohio,
March 25, 1997